Greenberg Traurig, P.A.
401 E. Las Olas Blvd.
Suite 2000
Ft. Lauderdale, FL  33301
(954) 768-8283

Re:	Platform Specialty Products Corporation
Registration Statement on Form S-3
Filed February 25, 2015
File No. 333-202287
April 29, 2015

Dear Ms. Timmons-Pierce:

On behalf of Platform Specialty Products Corporation (the “Company”) we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 26, 2015 (the “Comment Letter”). The Company has filed today with the Commission, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-3 (File No. 333-202287) (the “Registration Statement”).  This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in the Comment Letter relating to the Registration Statement.

Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.  Page references in the Company’s response are to pages in Amendment No. 2.

General

1.	Please provide a marked redline with your next amendment.

The Company has provided a redline with Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement.

Selling Stockholder, page 6

2.
We note your response to comment one of our letter dated March 12, 2015. Although there may be additional steps that the stockholder is required to take pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, we note that pursuant to Rule 13d-3(d)(1) of the Exchange Act the selling stockholder is currently deemed to be the beneficial owner of such shares. Please revise footnote 2 to remove the disclaimer of beneficial ownership.

In response to the Staff’s comment, the Company has revised footnote 2 on page 7 to remove the disclaimer of beneficial ownership.

If you have any questions, please feel free to contact me at (954) 768-8283.

Sincerely,

/s/ Donn A. Beloff

Donn A. Beloff

cc:	Frank J. Monteiro
John L. Cordani